

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

<u>Via E-mail</u>
S. Scott Gaille
Chief Compliance Officer & General Counsel
ZaZa Energy Corporation
1301 McKinney St, Suite 1800
Houston, Texas 77010

> **Re:** **ZaZa Energy Corporation**
> **Post-Effective Amendment No. 11 to Form S-1 on Form S-3**
> **Filed October 8, 2014**
> **File No. 333-184036**
> **Current Report on Form 8-K**
> **Filed September 24, 2014**
> **File No. 1-35432**

Dear Mr. Gaille:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 11 to Form S-1 on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

2. We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve any issues concerning the confidential treatment request.

Current Report on Form 8-K filed September 24, 2014

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Exhibit 10.1

3. Please re-file the East Texas Development Agreement, dated September 18, 2014, to provide Exhibit A to such agreement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. You may contact Joseph Klinko, Staff Accountant, at (202) 551-3524 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: J. Mark Metts
        Sidley Austin LLP